June 7, 2006
Vivendi Clarification
Vivendi has read the first press release published by Sebastian Holdings.
Vivendi categorically denies the assertion that on June 1, Messrs. Jean-René Fourtou, Chairman of the Supervisory Board, Claude Bébéar, Chairman of the Strategy Committee of the Supervisory Board, and Jean-Bernard Lévy, Chairman of the Management Board, of Vivendi “opened the way to an alternative” strategy to the one currently pursued by Vivendi.
Vivendi reiterates that on May 17 last, the Supervisory Board and the Management Board made it public that they had unanimously rejected the alternative strategy proposed by Sebastian Holdings aimed at breaking up the group. On the contrary, they unanimously reaffirmed their intention to pursue the current strategy, which is the most appropriate one to create value for Vivendi shareholders.
Important Disclaimer:
This press release contains ‘forward-looking statements’ as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks described in the documents Vivendi has filed with the U.S. Securities and Exchange Commission and with the French Autorité des Marchés Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi with the U.S. Securities and Exchange Commission at www.sec.gov and with the French Autorité des Marchés Financiers at www.amf-france.org or directly from Vivendi. Vivendi does not undertake to provide, nor has any obligation to provide, update or revise forward-looking statements.
CONTACTS:

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